FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	The Nomura Trust and Banking Announces Acquisition of Alpen Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 24, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

The Nomura Trust and Banking Announces Acquisition of Alpen Shares

Tokyo, December 24, 2025— The Nomura Trust and Banking Co., Ltd. announced its plan to acquire the shares as described below that is pursuant to the trust agreement relating to the Impact Neutralization Trust dated December 24, 2025.

Code	Name of the Stock	Acquisition period (Planned)	Number of voting rights to be acquired (planned)	Percentage of total voting rights (planned)
3028	Alpen Co., Ltd.	December 26, 2025 – January 7, 2026	25,000	6.48%

*	Please note that the actual number of acquired voting rights and the percentage of total voting rights may fluctuate due to market conditions and other factors.

*	The percentage of total voting rights is calculated based on the total number of voting rights as of June 30, 2025 (385,338), rounded to the nearest thousandth (three decimal places).

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.